
April 28, 2011

Mr. Xin Qiu
President and Director
No. 50 Fengxiang South Road
Jianggao Town, Baiyun District
Guangzhou, P.R. China

       RE: **Heli Electronics Corporation**
             Form 8-K dated March 11, 2011
             Filed April 1, 2011
             Form 8-K/A dated March 11, 2011
             Filed April 21, 2011
             File No. 000-53692

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated March 11, 2011 as amended on April 21, 2011

1.   We note your response to our prior comments 4 and 6. We await your amended Form 8-K that will include a letter from your former accountants, MaloneBailey, LLP, indicating whether they agree with the disclosures you have provided in response to Item 4.01 and 4.02 of Form 8-K and, if not, to state the respects in which they do not agree. Please file the letter within two business days of its receipt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant, at 202 551-3618 or me at 202 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant